UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34757 / November 22, 2022

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In the Matter of :
  :
  :
Royalty Pharma plc :
Royalty Pharma Finance Corporation :
  :
110 East 59th Street :
New York, NY 10022 :
  :
(812-15386) :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM ALL PROVISIONS OF THE ACT

Royalty Pharma plc ("RP") and Royalty Pharma Finance Corporation ("FinCo") filed an application on September 20, 2022 requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting FinCo from all provisions of the Act. The order would permit FinCo to issue and sell commercial paper, preferred stock and other debt securities to finance the operations of RP and its subsidiaries.

On October 27, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34741). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Royalty Pharma plc and Royalty Pharma Finance Corporation (File No. 812-15386),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from all of the provisions of the Act is hereby granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary